Mail Stop 3561

February 1, 2008

Ernest A. Bates, M.D.
Chief Executive Officer
American Shared Hospital Services
Four Embarcadero Center, Suite 3700
San Francisco, CA 94111-4107

      Re: American Shared Hospital Services
              Form 10-K for the Fiscal Year Ended December 31, 2006
              File No. 001-08789

Dear Dr. Bates

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Tia Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel and
              Health Care Services